Exhibit 99.1

ProQR Announces Positive Phase 1 Target Engagement Data for AX-0810, Establishing First Clinical Validation of the Axiomer RNA Editing Platform

•	Data from ongoing Phase 1 study of AX-0810 in healthy volunteers demonstrated dose-dependent target engagement on all key biomarkers in the evaluable 3 mg/kg and 6 mg/kg cohorts

•	AX-0810 demonstrated up to 8-fold change (6 mg/kg) in total bile acids in serum, exceeding the 2-fold threshold identified by the Company as a meaningful indicator of NTCP modulation, along with concordant readouts of bile acid profile and TUDCA markers

•	Favorable safety and tolerability profile observed with AX-0810 to date, with no serious adverse events or pruritus reported; pharmacokinetic findings to date support sustained target engagement, including a half-life of eight weeks

•	The NTCP biomarker findings support advancement of next-generation candidate AX-0811 and future clinical studies in biliary atresia

LEIDEN, Netherlands & CAMBRIDGE, Mass., June 25, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR or the Company), a clinical-stage biotechnology company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced positive target engagement data from its ongoing Phase 1 clinical study evaluating AX-0810, the Company’s first investigational Axiomer RNA editing oligonucleotide (EON), in healthy volunteers.

AX-0810 is a GalNAc-conjugated, subcutaneously administered Axiomer RNA EON designed to selectively modulate NTCP, a key transporter responsible for bile acid uptake from the bloodstream into the liver. Through this novel mechanism, AX-0810 aims to reduce toxic bile acid accumulation in the liver, the underlying driver of cholestatic liver diseases including biliary atresia, and has the potential to be disease modifying.

AX-0810 Phase 1 Study Overview

The ongoing multiple ascending dose (MAD) Phase 1 study enrolled 33 healthy volunteers, including 24 participants receiving AX-0810 and nine participants receiving placebo across the 3 mg/kg, 6 mg/kg, and 9 mg/kg cohorts. The data reported today include findings from 22 participants in cohorts 1 and 2, receiving 3 mg/kg and 6 mg/kg doses, respectively. Data from the 9 mg/kg cohort are not yet available.

NTCP Target Engagement Confirmed Across All Three Predefined Biomarker Measures

The data demonstrated clear evidence of NTCP target engagement consistent with the biological rationale and preclinical findings. Across the evaluable 3 mg/kg and 6 mg/kg cohorts, administration of AX-0810 resulted in dose-dependent increases in total bile acids in serum of up to 8-fold, exceeding the Company’s predefined target engagement threshold of 2-fold as a meaningful indication of NTCP modulation. Concordant dose-dependent changes in conjugated bile acids and circulating TUDCA levels further support specificity of NTCP modulation.

Administration of AX-0810 resulted in increased hepatotoxic conjugated bile acids in circulation, keeping them from accumulating in the liver, supporting the specificity of NTCP modulation and the expected pharmacologic profile. Increased circulating TUDCA (i.e., decreased clearance through NTCP) following challenge further confirms NTCP target engagement. Together, the Company believes the consistent dose-response observed across these independent biomarker measures provides convergent evidence of NTCP modulation in humans following administration of AX-0810.

Increased levels of conjugated bile acids in serum circulation led to dose-dependent and statistically significantly increased urinary excretion of conjugated bile acids, indicating that NTCP modulation may allow the body to lower concentration of toxic bile acids.

AX-0810 is designed to specifically edit the bile acid binding pocket of the NTCP protein, while preserving the other functions of the protein such as hormonal transport. The Phase 1 data to date confirmed there were no changes in hormone levels in circulation, supporting the intended mechanism of action of AX-0810. The Company anticipates that preservation of the other NTCP functions and the expected infrequent dosing frequency could be key differentiators of ProQR’s RNA editing approach in modulating NTCP for cholestatic disease.

Favorable Safety and Pharmacokinetic Profile

AX-0810 demonstrated a favorable safety and tolerability profile in cohorts 1 and 2, with no serious adverse events or pruritus reported across the evaluated cohorts to date. Pharmacokinetic findings were consistent with the expected profile, including half-life of eight weeks based on available data, supportive of sustained target engagement.

“The concordant responses across all three predefined biomarkers provide compelling clinical target engagement evidence that AX-0810 is modulating NTCP biology in humans as intended,” said Cristina Lopez Lopez, MD, PhD, Chief Medical Officer of ProQR. “We observed dose-dependent increases in total bile acids of up to 8-fold, together with a selective shift toward protecting the liver from toxic conjugated bile acid uptake, and increased circulating TUDCA levels following a challenge in which TUDCA was orally administered. These findings support the expected pharmacology of NTCP modulation and were accompanied by a favorable safety and tolerability profile and pharmacokinetics consistent with sustained target engagement. The biomarker responses observed in healthy volunteers were consistent with the biology predicted from our preclinical studies, supporting our confidence in the translational potential of NTCP modulation for patients with biliary atresia, a disease with significant unmet medical need.”

Participants in the Phase 1 study of AX-0810 continue to be followed through the planned 12-week follow-up period across all cohorts. ProQR plans to present full data from the Phase 1 study at a medical or scientific conference later this year.

AX-0811 Next Generation NTCP EON Demonstrates Cholestasis Reduction in Animal Model

The biomarker findings established in the AX-0810 Phase 1 study support continued advancement of ProQR’s NTCP franchise, including AX-0811, a next-generation NTCP-targeting RNA editing oligonucleotide generated using the Company’s AI-enabled discovery engine. AX-0811 demonstrated robust cholestasis reduction in a preclinical cholestasis animal model and in humans is projected based on modeling to support at least 4-fold higher editing at lower dose levels, with a projected half-life greater than three months. ProQR expects to submit a Clinical Trial Application (CTA) in mid-2026 for AX-0811 and anticipates initial human clinical data in healthy volunteers by year-end 2026.

Next Development Steps for NTCP Franchise and Beyond

The Company has selected biliary atresia (BA) as the initial indication for Phase 2 development of AX-0810 or AX-0811, based on strong biological rationale and high unmet medical need. To inform the design of the Phase 2 program, ProQR plans to conduct an investigator-initiated trial (IIT) in pediatric participants with BA in China. The Company expects to report initial clinical data from the IIT in the first half of 2027.

“The AX-0810 data represent an important milestone both for the NTCP program and for the Axiomer RNA editing platform,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “The human target engagement data generated with AX-0810, together with the promising preclinical profile of AX-0811, strengthen our confidence in the potential of the NTCP franchise to address significant unmet need in biliary atresia and further reinforce the broad potential of our Axiomer RNA editing platform.”

Upcoming anticipated milestones:

NTCP franchise

•	AX-0810 data from the 9 mg/kg cohort and 12-week follow up from the ongoing Phase 1 study expected by year-end 2026

•	AX-0811 CTA filing in mid-2026, with initial data in healthy volunteers expected by year-end 2026

•	IIT in pediatric biliary atresia in China, with initial data targeted for first half of 2027

•	Potentially registration-enabling Phase 2 program, subject to regulatory interactions, expected to start in mid-2027 with first interim analysis data expected by mid-2028

Other pipeline candidates

•	AX-0422 for MPS1 / Hurler Syndrome (IDUA) CTA filing for a first-in-patient study anticipated in early 2027 and initial data expected in the first half of 2027

•	AX-2911(PNPLA3) FIH IIT in China expected in the first half of 2027

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our initial pipeline targets and the upcoming strategic priorities and milestones related thereto; the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials; expectations regarding the ongoing Phase 1 clinical study of AX-0810 in NTCP for cholestatic diseases, including our ability to complete the Phase 1 clinical study for AX-0810, biliary atresia as our primary indication for AX-0810 or AX-0811, and the anticipated timing of additional Phase 1 target engagement data from the 9 mg/kg cohort and the 12-week follow-up period by year-end 2026; the potential of AX-0810 to be disease modifying; our expectations regarding the safety and therapeutic benefits of AX-0810 and AX-0811, including the planned dosing levels and their efficacy; our ability to collaborate with investigators to execute and recruit for an investigator-initiated trial in pediatric participants with biliary atresia in China and to generate meaningful data therefrom, including the anticipated timing of initial data readout in the first half of 2027; the anticipated potentially registration-enabling Phase 2 program for AX-0810 or AX-0811, subject to regulatory interactions, including the expected initiation in mid-2027 with first interim analysis data expected by mid-2028; risks and uncertainties associated with conducting clinical trials in China, including evolving regulatory requirements; our pipeline targets, including the planned Phase 1 clinical trial of AX-0811 in NTCP for cholestatic diseases; our ability to recruit for and complete a Phase 1 clinical trial for AX-0811, including the anticipated timing of a CTA filing in mid-2026 and initial data readout by year-end 2026; the anticipated first-in-human study of AX-0422 targeting IDUA for Hurler syndrome, with a CTA filing expected in early 2027 and anticipated initial clinical data readout in the first half of 2027; the anticipated investigator-initiated study in China of AX-2911 targeting PNPLA3 for MASH in the first half of 2027; our expectations regarding clinical updates across multiple programs in 2026 and 2027; the therapeutic potential and development timeline regarding AX-0810, AX-0811, AX-0422, and AX-2911; our participation at upcoming scientific conferences; the continued development and advancement of our Axiomer platform; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development and pipeline activities, including the release of data related thereto; our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development; our AI strategy and expectations regarding AI’s ability to accelerate Axiomer discovery; and the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted due to shortage and pressure on supply chains and logistics in the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and our reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; risks related to the development and optimization of new technologies, the results of preclinical studies, or clinical studies not being predictive of future results in connection with future studies; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly and partnership with Ginkgo; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, inflationary pressures, fluctuating interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
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skiely@proqr.com
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